UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Allora Minerals, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

019775 105
(CUSIP Number)

 Thomas E. Puzzo, Esq.
Law Offices of Thomas E. Puzzo
4216 NE 70th Street
Seattle, Washington 98115
(206) 522-2256
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ ..

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 019775 105	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Agostino Tarulli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment  No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share, of Allora Minerals, Inc., a Nevada corporation (the “Issuer”).  This Amendment No.1 amends and restates in its entirety the Schedule 13D filed by Agostino Tarulli on October 20, 2008.

Item 1.   SECURITY AND ISSUER.

This statement relates to shares of the common stock, par value $.001 per share, of the Issuer. The address of the principal executive offices of the Issuer is Suite 3, Level 1, 190 Queen Street, Melbourne, Victoria, Australia, 3000.

Item 2.   IDENTITY AND BACKGROUND.

(a) - (c) This statement is filed by Agostino Tarulli. Mr. Tarulli’s address is Suite 3, Level 1, 190 Queen Street, Melbourne, Victoria, Australia, 3000. Mr. Tarulli’s present principal occupation or employment is the Chief Operating Officer of the CanAustra Group, and the principal place of business and address of CanAustra Group is Suite 3, Level 1, 190 Queen Street, Melbourne, Victoria, Australia, 3000.

(d) - (e) During the last five years, Mr. Tarulli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Tarulli is an Australian citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

During December of 2007, Mr. Tarulli, using his personal funds, purchased 2,500,000 shares of common stock of the Issuer, at a purchase price of $.001 per share, for an aggregate purchase price of $2,500.

Item 4.   PURPOSE OF TRANSACTION.

Mr. Tarulli acquired the shares of shares of common stock of the Issuer, as described in Item 3 herein, for investment purposes.

Depending upon then prevailing market conditions, other investment opportunities available to Mr. Tarulli, the availability of shares of common stock at prices that would make the purchase of additional shares of common stock desirable and other investment considerations, Mr. Tarulli may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of common stock on the open market if the Issuer’s common stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as Mr. Tarulli may deem advisable.  Mr. Tarulli reserves the right to dispose of any or all of his shares of common stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

Mr. Tarulli intends to review his investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

Mr. Tarulli does not have any present plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

 Mr. Tarulli may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) On the filing date of this Schedule 13D, Mr. Tarulli beneficially owned no shares of common stock of the Issuer.

During December of 2007, Mr. Tarulli, using his personal funds, purchased 2,500,000 shares of common stock of the Issuer, at a purchase price of $.001 per share, for an aggregate purchase price of $2,500, representing approximately 66.23% of the Issuer’s outstanding shares of common stock, based on 3,775,000 shares of common stock issued and outstanding as of September 25, 2008 according to the Description of Securities on Form S-1 of the Issuer filed with the Securities and Exchange Commission on September 26, 2008.

On July 2, 2009, Mr. Tarulli sold 1,574,000 shares of common stock in a privately negotiated transaction, at approximately$.063532 per share, for an aggregate purchase price of $100,000.  Concurrent with the sale, Mr. Tarulli transferred 926,000 shares of common stock to the Issuer, in treasury, and it is expected that the Issuer will cancel or retire the 926,000 shares, making them available in the future for issuance as authorized shares of common stock of the Issuer.  Mr. Tarulli’s offer and sale of the 1,574,000 shares of common stock was made outside of the US, to eight non-US persons, with no directed selling efforts in the US, and where offering restrictions were implemented.

(b) Mr. Tarulli directly owns and has sole voting power and sole dispositive power with respect to all of the shares of common stock reported in this Schedule 13D as being beneficially owned by him.

(c) Except as set forth in this Schedule 13D, Mr. Tarulli has not effected any transaction in the shares of common stock during the past sixty (60) days.

(d) Except for Mr. Tarulli, no person is known by Mr. Tarulli to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Tarulli.

(e) Not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the knowledge of Mr. Tarulli, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 7, 2009	/s/ Agostino Tarulli
Agostino Tarulli